SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM ESTABLISHES AN AGREEMENT
WITH RTP FOR THE PAYMENT OF AN OUTSTANDING RECEIVABLE DUE BY RTP

Lisbon, Portugal, November 20, 2003 – Portugal Telecom, SGPS, S.A. (“PT”) (NYSE: PT; Euronext: PTCO.IN) and PT Comunicações, S.A. (“PTC”) announce that they have signed today an agreement with Rádio e Televisão de Portugal, SGPS, S.A. (“RTP”) relating to the payment by the latter of an outstanding receivable balance due to PTC.

This agreement is related to outstanding invoices from services rendered by PTC to RTP up to December 31, 2002, plus interest. As a result of the negotiations, RTP will pay, up to 31 December 2003, a total amount of Euro 83 million. The agreement will have no impact on PT results.

The agreement also establishes the definition of a new monthly settlement mechanism related to accounts receivable and payable balances resulting from, respectively, invoices issued by PTC and other PT Group companies to RTP and from invoices issued by RTP to PT Group companies. The mechanism will substitute the current settlement proceedings, allowing PT to obtain a significant improvement in the management of its receivable balances from services provided to RTP.

PTC and RTP also agreed to revoke all previous agreements relating to the settlement of the balances due by RTP to PTC.

This information is also available on PT's website http://ir.telecom.pt.

Contact:	Vitor J. Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.